Exhibit 12.1

NATIONAL CINEMEDIA, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Year Ended Dec. 27, 2012	Year Ended Dec. 29, 2011	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009
Earnings:
Income (loss) before income taxes	$101.6	$134.8	$140.7	$130.1	$95.9
Fixed charges	57.7	50.5	49.7	40.1	66.0
Equity loss from investment, net	—	—	0.7	0.8	—

Total Earnings	$159.3	$185.3	$191.1	$171.0	$161.9
Fixed Charges:
Interest expense	$55.3	$48.2	$47.8	$38.2	$64.1
Amortized premiums, discounts and capitalized expenses related to indebtedness	2.4	2.3	1.9	1.9	1.9

Total Fixed Charges	$57.7	$50.5	$49.7	$40.1	$66.0
Ratio of earnings to fixed charges	2.8x	3.7x	3.8x	4.3x	2.5x

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus equity loss from investment, net and fixed charges, and fixed charges consist of interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness.